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                                  Exhibit 11
                              Earnings Per Share

Basic and diluted earning per share were computed as follows:
(In thousands, except per share data)

                                                   Three months    Nine months
                                                      ended           ended
                                                   Sept.30, 2000   Sept.30, 2000
                                                   -------------   -------------
Basic earnings per share:
Earnings available for common shares:
Net income                                           $  520          $ 1,447
Weighted average common shares outstanding            3,056            3,165
Basic earnings per share                             $ 0.17          $  0.46
                                                     ======          =======

Diluted earnings per share:
Earnings available for common shares and
common stock equivalent shares deemed to
have a dilutive effect:                                 520             1447
Weighted average common shares outstanding            3,056            3,165
Additional potentially dilutive securities
(equivalent in common stock):
Stock options                                            10                0
Unearned compensation                                     2                0
                                                     ------          -------
Total                                                 3,068            3,165
Diluted earnings per share                           $ 0.17          $  0.46
                                                     ======          =======

The additional potentially dilutive securities calculation for the year 2000 excludes an average of 38,971 of options and 12,204 stock grants, respectively, because the exercise price of the options and the award price of the stock grants were greater than the average market price.